Fortuna reports consolidated financial results for the third quarter 2015

 (All amounts expressed in US dollars, unless otherwise stated)

Vancouver, November 9, 2015: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported sales of $39.0 million and net income of $2.6 million in the third quarter of 2015.

Jorge A. Ganoza, President and CEO, commented, “Our operation at San Jose continues to outperform, enabling the company to sustain positive financial results amidst an extremely challenging metal price environment.  Our teams continue to focus on running our operations efficiently, optimizing mine plans and increasing margins per tonne.” Mr. Ganoza added, “With the commissioning of the San Jose expansion to 3,000 tpd in mid-2016, the company will further improve its operating margins and cash flow generation.”

Third quarter consolidated financial highlights:

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Sales of $39.0 million

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Net income of $2.6 million or earnings per share of $0.02

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Cash flow from operations, before changes in working capital of $7.7 million and cash flow per share of $0.06

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EBITDA of $11.5 million

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Cash position, including short term investments, and working capital as at September 30, 2015 were $109.9 million and $112.6 million, respectively

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Silver and gold production of 1,734,842 and 10,963 ounces, respectively

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Cash cost per ounce of payable silver, net of by-product credits was $3.58

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AISCC* per ounce of payable silver was $13.79

* All-in sustaining cash cost is net of by-product credits for gold, lead and zinc

Third quarter consolidated financial results

Net income amounted to $2.6 million (Q3 2014: $7.8 million), resulting in earnings per share of $0.02 (Q3 2014: $0.06).

Income before income tax was $5.6 million, 57 percent below year-over-year.  Decrease in income was attributable to a 16 percent reduction in sales as a result of a 22 percent lower realized silver price year-over-year, which brought about a drop in mine operating earnings of 38 percent and a drop in operating income of 54 percent.  In addition, results in Q3 2015 were impacted by a foreign exchange charge of $1.7 million (Q3 2014: credit $0.2 million) which was partially offset by lower selling, general and administrative expenses (“G&A expenses”) of $1.3 million.

Sales were $39.0 million, 16 percent below year-over-year (Q3 2014: $46.4 million). Silver ounces sold decreased 5 percent and gold ounces sold increased 12 percent, while realized prices for silver and gold decreased 22 percent and 11 percent, respectively.  Sales at San Jose decreased 6 percent to $26.8 million (Q3 2014: $28.5 million) as a result of lower realized prices for silver partially offset by 8 percent and 14 percent higher silver and gold sales. Sales at Caylloma decreased 32 percent to $12.2 million (Q3 2014: $17.9 million) as a result of lower silver, zinc and lead realized prices.  Silver sold decreased 34 percent while zinc and lead sold increased 35 percent and 45 percent respectively.

Selling, general and administrative expenses for the quarter decreased 36 percent or $1.3 million, to $2.3 million (Q3 2014: $3.6 million). The main driver for the decrease was a share-based payments recovery of $1.5 million, a $0.7 million increase in recovery year-over-year, that was mostly related to mark-to-market effects stemming from the performance of our share price and to lower general and administrative expenses of $0.3 million.

Cash flow from operations, before changes in working capital and after income taxes paid, decreased 57 percent to $7.7 million (Q3 2014: $17.8 million). Part of the decrease is related to timing issues in the payment of income taxes at our Mexican operation, which resulted in total payments of $3.1 million (Q3 2014: $0.9 million).  EBITDA was $11.5 million, 39 percent decrease year-over-year.

Summary of consolidated financial results

	Three months ended September 30,
(Expressed in $ millions)	2015	2014	% Chg
Sales	$39.0	$46.4	(16%)
Cost of Sales	28.7	29.7	(3%)
Mine operating earnings *	$10.3	$16.7	(38%)
as a % of Sales	26%	36%	(27%)
Selling, general and administrative expenses	2.3	3.6	(36%)
Foreign exchange (gain) loss	1.7	(0.2)	(950%)
Operating income	6.1	13.2	(54%)
as a % of Sales	16%	28%	(45%)
Income before tax	5.6	13.0	(57%)
Net income	2.6	7.8	(67%)
as a % of Sales	7%	17%
Operating cash flow before changes in working capital *	$7.7	$17.8	(57%)

Third quarter consolidated operating results

	Three months ended September 30,
	2015			2014
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	392,410	1,342,432	1,734,842	588,727	1,215,100	1,803,827
Gold (oz)	272	10,691	10,963	399	9,352	9,751
Lead (000's lbs)	6,357	-	6,357	4,213	-	4,213
Zinc (000's lbs)	10,122	-	10,122	7,148	-	7,148
Production cash cost (US$/oz Ag)*	7.31	2.51	3.58	5.86	2.55	3.63
All-in sustaining cash cost (US$/oz Ag)*	15.33	11.83	13.79	13.31	9.12	11.85

* Net of by-product credits from gold, lead and zinc

Silver production decreased 4 percent in the quarter and increased 1 percent in the nine months ended September 30, 2015.  Gold production for the quarter and for the nine months ended September 30, 2015, increased 12 percent and 13 percent, respectively, year-over-year. San Jose was the source of the increases in metal production through higher throughput and higher gold grade. Silver and gold production for the first nine months of 2015 totaled 5.0 million ounces and 29,734 ounces, respectively, reflecting 77 percent and 84 percent, respectively, of the company’s annual guidance.

All-in sustaining cash cost per ounce of payable silver for the quarter, net of by-product credits, was $13.79 (Q3 2014: $11.85) as a result of lower payable ounces of silver and higher sustaining capital expenditures. All-in sustaining cash cost per payable ounce is expected to move closer in line with annual guidance of $16.61, as the accrual of investments for our main projects has accelerated in the fourth quarter of this year.

San Jose Mine, Mexico

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	183,068	177,112	544,716	495,257
Average tonnes milled per day	2,053	2,015	2,072	1,897

Silver
Grade (g/t)	247	239	230	232
Recovery (%)	92	89	91	90
Production (oz)	1,342,432	1,215,100	3,667,398	3,313,546
Gold
Grade (g/t)	1.97	1.83	1.81	1.75
Recovery (%)	92	90	91	90
Production (oz)	10,691	9,352	28,763	24,935
Unit Costs
Production cash cost (US$/oz Ag)*	2.51	2.55	2.83	3.32
Production cash cost (US$/tonne)	61.96	61.54	59.90	63.94
Unit Net Smelter Return (US$/tonne)	149.20	168.16	144.25	167.70
All-in sustaining cash cost (US$/oz Ag)*	11.83	9.12	11.51	12.93

* Net of by-product credits from gold

Production for the quarter was 1,342,432 ounces of silver and 10,691 ounces of gold, 10 percent and 14 percent increase year-over-year, respectively. The increase in production is the result of higher throughput of 3 percent, higher head grades and higher metallurgical recoveries. With respect to budget, silver and gold production for the quarter was higher by 28 percent and 34 percent, respectively. Average head grades for silver and gold were 247 g/t and 1.97 g/t or 17 percent and 23 percent, respectively, above plan.  Metallurgical recoveries for silver and gold were 92 percent or 4 percent above budget for both.

Cash cost per tonne of processed ore for the quarter was $61.96 or 1 percent above the cost year-over-year and below the annual guidance of $62.7/t.  Compared to the second quarter of this year, cash cost was 7 percent higher due mainly to an increase in mining cost related to the preparation and support of Level 1100.   For the first nine months ended September 30, 2015, cash cost per tonne was $59.90.  The devaluation of the Mexican peso throughout the year had a positive effect on our costs of $4.67 per tonne.  Excluding this effect, cash cost for the first nine months ended September 30, 2015 was 2 percent above plan for the year.  For the quarter, all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $11.83. All-in sustaining cash cost is expected to move closer in line with annual guidance of $16.27 as the accrual of investments accelerates in the fourth quarter of this year.

Caylloma Mine, Peru

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	118,086	117,728	348,511	347,763
Average tonnes milled per day	1,312	1,308	1,305	1,302

Silver
Grade (g/t)	127	181	147	175
Recovery (%)	81	86	83	85
Production (oz)	392,410	588,727	1,371,922	1,657,563
Gold
Grade (g/t)	0.26	0.29	0.27	0.32
Recovery (%)	28	36	32	41
Production (oz)	272	399	970	1,485
Lead
Grade (%)	2.59	1.76	2.16	1.70
Recovery (%)	94	92	93	92
Production (000's lbs)	6,357	4,213	15,474	12,068
Zinc
Grade (%)	4.27	3.05	3.75	2.95
Recovery (%)	91	90	91	90
Production (000's lbs)	10,122	7,148	26,230	20,375
Unit Costs
Production cash cost (US$/oz Ag)*	7.31	5.86	6.61	6.80
Production cash cost (US$/tonne)	88.74	91.05	87.12	90.22
Unit Net Smelter Return (US$/tonne)	112.26	156.39	122.44	149.41
All-in sustaining cash cost (US$/oz Ag)*	15.33	13.31	12.87	13.96

* Net of by-product credits from gold, lead and zinc

Silver production for the quarter was 34 percent below budget, with an average head grade of 127 g/t, 32 percent below plan.  Management has re-directed mining to focus on base metal-rich zones of the polymetallic Animas Vein.  The decrease in silver production is the result of lower production from the Bateas high grade silver vein and from Level 6 of the Animas Vein.

Cash cost per tonne at Caylloma for the quarter was $88.74, 3 percent below year-over-year and 2 percent below annual guidance of $90.3/t.  The decrease with respect to the same period last year is due to lower indirect costs related to headcount, lower distribution cost related to zinc concentrate transport tariffs and an 11 percent devaluation of the Peruvian nuevo sol.  Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits was $15.33 for the quarter and $12.87 for the nine months ended September 30, 2015.

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference call to review third quarter financial and operations results

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: http://www.investorcalendar.com/IC/CEPage.asp?ID=174473 or over the phone by dialing just prior to the starting time.

Conference call details:

Date:  Tuesday, November 10, 2015

Time: 9:00 a.m. PST | 12:00 p.m. EST

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcode: 13623626

Playback of the webcast will be available until February 10, 2016.  Playback of the conference call will be available until November 24, 2015 at 11:59 p.m. EST.  In addition, a transcript of the call will be archived in the company’s website: http://www.fortunasilver.com/s/financial_reports.asp.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.